SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

WESCO International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

95082P105

(CUSIP Number)

October 24, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95082P105

1.	Name of Reporting Person. I.R.S. Identification No. of Above Person (Entities Only). ING Groep N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,266,723 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,266,723 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,266,723 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.10% (2)

12.	Type of Reporting Person (See Instructions) HC

(1)  ING Groep N.V. may be deemed to be the beneficial owner of 2,266,723 shares of Common Stock held by its indirect subsidiaries in their role as a discretionary manager of client portfolios.

ING Groep N.V. disclaims beneficial ownership of these 2,266,723 shares of Common Stock held by its indirect subsidiaries, as ING Groep N.V. does not hold or exercise voting rights or dispositive powers for such shares.

(2)  Based on 44,473,103 shares of Common Stock issued and outstanding as of July 31, 2014, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2014.

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Item 1(a).	Name of Issuer: WESCO International, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 225 West Station Square Drive, Suite 700 Pittsburgh, Pennsylvania 15219

Item 2(a).	Name of Person Filing: ING Groep N.V.
Item 2(b).	Address of Principal Business Office or, if none, Residence: Bijlmerplein 888 1102 MG Amsterdam-Zuidoost Postbus 1800 1000 BV Amsterdam The Netherlands
Item 2(c).	Citizenship: The Netherlands
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2(e).	CUSIP Number: 95082P105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company as defined under Section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

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Item 4.	Ownership:
(a)

ING Groep N.V. may be deemed to be the beneficial owner of 2,266,723 shares of Common Stock held by its indirect subsidiaries in their role as a discretionary manager of client portfolios.

ING Groep N.V. disclaims beneficial ownership of the 2,266,723 shares of Common Stock held by its indirect subsidiaries, as ING Groep N.V. does not hold or exercise voting rights or dispositive powers for such shares.

(b) ING Groep N.V. may be deemed to be the beneficial owner of 5.10% of the Common Stock based on 44,473,103 shares of Common Stock issued and outstanding as of July 31, 2014, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2014.

(c) Although ING Groep N.V. may be deemed to be beneficial owner of 2,266,723 shares of Common Stock held by its indirect subsidiaries in their role as a discretionary manager of client portfolios, ING Groep N.V. does not hold or exercise voting rights or dispositive powers for such shares.

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

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Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2014
ING GROEP N.V.

	By:	/s/ J.A.M. Emke-Petrelluzzi Bojanic
(Signature)

J.A.M. Emke-Petrelluzzi Bojanic
Sr. Compliance Officer (Name/Title)

	By:	/s/ Fred Severin
(Signature)

Fred Severin
Compliance Officer (Name/Title)

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